                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                                                                       --------------------------
                                  FORM N-17f-1                                              OMB APPROVAL
                                                                                       --------------------------
               Certificate of Accounting of Securities and Similar                      OMB Number: 3235-0359
                 Investments of a Management Investment Company                        --------------------------
                          in the Custody of Members of                                 Expires: July 31, 2006
                          National Securities Exchanges                                --------------------------
                                                                                       Estimated average burden
                    Pursuant to Rule 17f-1 [17 CFR 270.17f-1]                          hours per response. . 0.16
                                                                                       --------------------------

-----------------------------------------------------------------------------------------------------------------
1. Investment Company Act File Number:                                 Date examination completed:

   811- 1920                                                            September 30, 2005

-----------------------------------------------------------------------------------------------------------------
2. State identification Number:

   --------------------------------------------------------------------------------------------------------------
     AL               AK               AZ               AR               CA                CO
   --------------------------------------------------------------------------------------------------------------
     CT               DE               DC               FL               GA                HI
   --------------------------------------------------------------------------------------------------------------
     ID               IL               IN               IA               KS                KY
   --------------------------------------------------------------------------------------------------------------
     LA               ME               MD               MA               MI                MN
   --------------------------------------------------------------------------------------------------------------
     MS               MO               MT               NE               NV                NH
   --------------------------------------------------------------------------------------------------------------
     NJ               NM               NY 108960        NC               ND                OH
   --------------------------------------------------------------------------------------------------------------
     OK               OR               PA               RI               SC                SD
   --------------------------------------------------------------------------------------------------------------
     TN               TX               UT               VT               VA                WA
   --------------------------------------------------------------------------------------------------------------
     WV               WI               WY               PUERTO RICO
   --------------------------------------------------------------------------------------------------------------
     Other (specify):
 -----------------------------------------------------------------------------------------------------------------
3. Exact name of investment company as specified in registration statement:

   Stralem Fund

-----------------------------------------------------------------------------------------------------------------
4. Name under which business is conducted, if different from above:

-----------------------------------------------------------------------------------------------------------------
5. Address of principal place of business (number, street, city, state, zip code):

   645 Madison Avenue, New York, NY 10022

-----------------------------------------------------------------------------------------------------------------

INSTRUCTIONS

This Form must be completed by investment companies that place or maintain securities or similar investments in the custody of a company that is a member of a national securities exchange.

Investment Company

1. All items must be completed by the investment company.

2. Give this Form to the independent public accountant who, in compliance with Rule 17f-1 under the Act and applicable state law, examines securities and similar investments in the custody of a company that is a member of a national securities exchange.

Accountant

3. Submit this Form to the Securities and Exchange Commission and appropriate state securities administrators when filing the certificate of accounting required by Rule 17f-1 under the Act and applicable state law. File the original and one copy with the Securities and Exchange Commission's principal office in Washington, D.C., one copy with the regional office for the region in which the investment company's principal business operations are conducted, and one copy with the appropriate state administrator(s), if applicable.

          THIS FORM MUST BE GIVEN TO YOUR INDEPENDENT PUBLIC ACCOUNTANT

The estimated average burden hours are made solely for purposes of the Paperwork Reduction Act and are not derived from a comprehensive or even a representative survey or study of the costs of SEC rules and forms. Direct any comments concerning the accuracy of the estimated average burden hours for compliance with SEC rules and forms to Kenneth A. Fogash, Deputy Executive Director, U.S. Securities and Exchange Commission, 450 Fifth Street, N.W., Washington, D.C., 20549 and Gary Waxman, Clearance Officer.

STRALEM BALANCED FUND

                                     645 MADISON AVENUE, NEW YORK, NY 10022-1010
                                             TELEPHONE: (212) 888-8123
                                                FAX: (212) 888-8152

                 MANAGEMENT STATEMENT REGARDING COMPLIANCE WITH
            CERTAIN PROVISIONS OF THE INVESTMENT COMPANY ACT OF 1940c

     We, as members of management of Stralem Balanced Fund ("The Fund"), are responsible for complying with the requirements of subsection (b) of Rule 17f-1 "Custody of Securities with Members of National Securities Exchanges" of the Investment Company Act of 1940 as it relates to the Stralem Balanced Fund. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Fund's compliance with the requirements of subsection (b) of Rule 17f-1 as of September 30, 2005. Based on this evaluation, we assert that the Fund was in compliance with the requirements of subsections (b) of Rule 17f-1 of the Investment Company Act of 1940 as of September 30, 2005, and from July 1, 2005 through September 30, 2005, with respect to securities reflected in the investment account of the Fund.


Stralem Balanced Fund

By /s/ Philippe E. Baumann
   -------------------------------------
   Philippe E. Baumann, President/Trustee

STRALEM EQUITY
    FUND

                                     645 MADISON AVENUE, NEW YORK, NY 10022-1010
                                             TELEPHONE: (212) 888-8123
                                                FAX: (212) 888-8152

                 MANAGEMENT STATEMENT REGARDING COMPLIANCE WITH
            CERTAIN PROVISIONS OF THE INVESTMENT COMPANY ACT OF 1940c

     We, as members of management of Stralem Equity Fund ("The Fund"), are responsible for complying with the requirements of subsection (b) of Rule 17f-1 "Custody of Securities with Members of National Securities Exchanges" of the Investment Company Act of 1940 as it relates to the Stralem Equity Fund. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Fund's compliance with the requirements of subsection (b) of Rule 17f-1 as of September 30, 2005. Based on this evaluation, we assert that the Fund was in compliance with the requirements of subsections (b) of Rule 17f-1 of the Investment Company Act of 1940 as of September 30, 2005, and from July 1, 2005 through September 30, 2005, with respect to securities reflected in the investment account of the Fund.


Stralem Equity Fund

By /s/ Philippe E. Baumann
   -------------------------------------
   Philippe E. Baumann, President/Trustee

EISNER                                         Eisner LLP
                                               Accountants and Advisors

                                               750 Third Avenue
                                               New York, NY 10017-2703
                                               Tel 212.949.8700 Fax 212.891.4100
                                               www.eisnerllp.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustees
Stralem Balanced Fund
     and
Securities and Exchange Commission

We have examined management's assertion, included in the accompanying Management Statement Regarding Compliance With Certain Provisions of the Investment Company Act of 1940, that Stralem Balanced Fund (the "Fund") complied with the requirements of Subsections (b)(1) and (b)(6) of Rule 17f-1 under the Investment Company Act of 1940 (the "Act") as of June 30, 2005 and during the period July 1, 2005 through September 30, 2005, included in the accompanying Management Statement Regarding Compliance with Certain Provisions of the Act. Management is responsible for the Fund's compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Fund's compliance based on our examination.

Our examination was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included examining, on a test basis, evidence about the Fund's compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of September 30, 2005 and, with respect to agreement of security purchases and sales, for the period July 1, 2005 through September 30, 2005:

- Confirmed all security positions with the custodian broker, Pershing LLC, as of September 30, 2005.

- Agreed reconciliation of all such security positions from the confirmation to the books and records of the Fund as of September 30, 2005.

- Agreed one security purchased and three securities sold (representing 100% of the purchases and sales, respectively) since our last report from the books and records of the Fund to the broker's statement.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Fund's compliance with specified requirements.

In our opinion, management's assertion that the Fund was in compliance with the requirements of Subsections (b)(1) and (b)(6) of Rule 17f-1 of the Act as of September 30, 2005 and during the period July 1, 2005 through September 30, 2005, with respect to securities reflected in the investment account of the Fund, is fairly stated in all material respects.

This report is intended solely for the information and use of management of the Fund and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.


/s/ Eisner LLP
New York, New York
October 7, 2005

EISNER                                         Eisner LLP
                                               Accountants and Advisors

                                               750 Third Avenue
                                               New York, NY 10017-2703
                                               Tel 212.949.8700 Fax 212.891.4100
                                               www.eisnerllp.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustees
Stralem Equity Fund
     and
Securities and Exchange Commission

We have examined management's assertion, included in the accompanying Management Statement Regarding Compliance With Certain Provisions of the Investment Company Act of 1940, that Stralem Equity Fund (the "Fund") complied with the requirements of Subsections (b)(1) and (b)(6) of Rule 17f-1 under the Investment Company Act of 1940 (the "Act") as of September 30, 2005 and during the period July 1, 2005 through September 30, 2005, included in the accompanying Management Statement Regarding Compliance with Certain Provisions of the Act. Management is responsible for the Fund's compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Fund's compliance based on our examination.

Our examination was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included examining, on a test basis, evidence about the Fund's compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of September 30, 2005 and, with respect to agreement of security purchases and sales, for the period July 1, 2005 through September 30, 2005:

- Confirmed all security positions with the custodian broker, Pershing LLC, as of September 30, 2005.

- Agreed reconciliation of all such security positions from confirmation to the books and records of the Fund as of September 30, 2005.

- Agreed five securities purchased since our last report from the books and records of the Fund to the broker statements. We noted there were no securities were sold from July 1, 2005 through September 30, 2005.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Fund's compliance with specified requirements.

In our opinion, management's assertion that the Fund was in compliance with the requirements of Subsections (b)(1) and (b)(6) of Rule 17f-1 of the Act as of September 30, 2005 and during the period July 1, 2005 through September 30, 2005, with respect to securities reflected in the investment account of the Fund, is fairly stated in all material respects.

This report is intended solely for the information and use of management of the Fund and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.

/s/ EISNER LLP
New York, New York
October 7, 2005

                                 Independent Member of Baker Tilly International